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                              March 12, 2021

       James G. Reinhart
       Chief Executive Officer
       ThredUp Inc.
       969 Broadway, Suite 200
       Oakland, CA 94607

                                                        Re: ThredUp Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-253834

       Dear Mr. Reinhart:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenue Impact, page 89

   1. We note that you include preliminary estimates of Gross Merchandise Value and Revenue for the fiscal period
ended February 28, 2021, but you do not provide estimates for operating costs or
other similar line items, or narrative disclosure about trends in your operating costs or
similar line items, that would balance your disclosure. In this regard, please revise your
registration statement to provide context for your preliminary estimates, or remove these
estimates from your filing. Further, we note your disclosure that "[o]ur actual first quarter
2021 results may be affected by review adjustments and other developments that may
arise between now and the time our financial results for the first quarter of 2021 are
finalized, and such changes could be material" (emphasis added). If
 James G. Reinhart
ThredUp Inc.
March 12, 2021
Page 2
      you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary results. Accordingly, please remove or revise this statement.
Principal Stockholders, page 167

2. Please update this table as of a recent practicable date. Refer to Item 403 of Regulation S-
      K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                            Sincerely,
FirstName LastNameJames G. Reinhart
                                                            Division of
Corporation Finance
Comapany NameThredUp Inc.
                                                            Office of Trade &
Services
March 12, 2021 Page 2
cc:       Bradley C. Weber
FirstName LastName